ATTIC BREWING COMPANY, LLC

Unaudited Financial Statements For The Year Ended December 31, 2017

March 2, 2018



Independent Accountant's Review Report

To Management
Attic Brewing Company, LLC
Philadelphia, PA

We have reviewed the accompanying balance sheet of Attic Brewing Company, LLC as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 2, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ATTIC BREWING COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2017
_____

<u>ASSETS</u>

CURRENT ASSETS

Cash	$	17,460
TOTAL CURRENT ASSETS		17,460

NON-CURRENT ASSETS

Fixed Assets, Net	465
Trademark	225
TOTAL NON-CURRENT ASSETS	690
TOTAL ASSETS	18,150

<u>LIABILITIES AND MEMBERS' EQUITY</u>

MEMBERS' EQUITY

Contributed Capital		27,100
Retained Earnings (Deficit)		(8,950)
TOTAL MEMBERS' EQUITY		18,150
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	18,150

ATTIC BREWING COMPANY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales, Net	$	-
Cost of Goods Sold		677
Gross Profit		(677)
Operating Expense		
General & Administrative		2,851
Depreciation		116
Legal		995
		3,962
Net Income from Operations		(4,639)
Net Income	$	(4,639)

ATTIC BREWING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(4,639)
Depreciation		116
Net Cash Flows From Operating Activities		(4,523)
Cash Flows From Investing Activities		
Change in Fixed Assets		(465)
Purchase of Trademark		(225)
Net Cash Flows From Investing Activities		(690)
Cash Flows From Financing Activities		
Change in Contributed Capital		27,100
Net Cash Flows From Investing Activities		27,100
Cash at Beginning of Period		(4,427)
Net Increase (Decrease) In Cash		21,887
Cash at End of Period	$	17,460

ATTIC BREWING COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017
_____

BEGINNING MEMBER'S EQUITY	$	(4,311)
Contributed Capital		27,100
Net income		(4,639)
ENDING MEMBER'S EQUITY	$	18,150

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Attic Brewing, LLC. ("the Company") is a limited liability company organized under the laws of the State of Pennsylvania. The Company intends to develop and operate a brewery and a taproom.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Rent

Subsequent to December 31, 2017, the Company entered into an operating lease for office and production space. The Company paid a security deposit of $11,845, and the lease includes an option to renew at expiration for an additional term of five years. Future minimum payments due under the lease are as follows:

2018:	$71,066
2019:	$73,197
2020:	$75,393
2021:	$77,655
2022:	$79,985

Fixed Assets

The Company capitalizes long lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful live. As of December 31, 2017, the Company's fixed assets consisted of computers and other office machinery.

5

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017 will remain subject to review by the Internal Revenue Service until 2021.

The Company is subject to income tax filing requirements in the State of Pennsylvania. The Company's tax filings in the State of Pennsylvania for 2017 remain subject to review by that State until 2021.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, members of the Company are limited in their liability for financial obligations of the Company to their contributions of capital to the Company.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 2, 2018, the date that the financial statements were available to be issued.